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December 19, 2007

VIA FEDERAL EXPRESS
Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RE: Supplemental Document in connection with 12g3-2(b) Filing (file no. 82-34875)
Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental document required under Rule 12g3-2(b) since the date of the Company's initial 12g3-2(b) submission:

1. Press release dated December 19, 2007 – Option Appoints John P. Ziegler as new CFO **(Exhibit 1)**

I would appreciate your acknowledgement of your receipt of this correspondence by stamping the enclosed copy of this letter and returning the same to my attention in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact me at your convenience.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: ______________________
Elizabeth B. Kennedy, Esq.

Enclosures

cc: Patrick Hofken, General Counsel and VP (via e-mail)
Mark A. Dorff, Esq. (via e-mail)

#40245036 v.4

OPTION
WIRELESS TECHNOLOGY

OPTION APPOINTS JOHN P. ZIEGLER AS NEW CFO

- John P. Ziegler to lead Group Finance Departments and Investor Relations -

LEUVEN, Belgium - December 19, 2007 - Option N.V. (Euronext: OPTI; OTC: OPNVY), the wireless technology company, today appointed John Patrick (J.P.) Ziegler as the company's Chief Financial Officer. Mr. Ziegler will be responsible for the company's financial management and reporting, strategic and business planning and investor relations. Mr. Ziegler will be a key member of Option's Executive Management Team and report directly to Jan Callewaert, Option's CEO.

Mr. Ziegler, an American who has been based in Brussels and London during the last 12 years, is a seasoned international executive with 20 years of industry, investment banking and investor relations experience. The addition of Mr. Ziegler to the previously announced senior management changes at Option further strengthens the company in this increasingly global and dynamic market.

From 2000 until 2005, Mr. Ziegler was a Managing Director in the Investment Banking group of ING in London focused on Telecoms, Media & Technology. In this role he worked with companies and their Boards to develop and implement their corporate finance strategy. In 2005 he founded BGC Capital, a London based boutique financial advisory and consulting firm.

Prior to moving into corporate finance, Mr. Ziegler spent 9 years in the telecommunications industry. From 1991 to 1997 he held senior roles in corporate development and international strategic planning with MFS Communications in the US and MCI/WorldCom International in Belgium. From 1998 until 1999, Mr. Ziegler was a co-founder of Winstar International in Belgium, the fixed wireless subsidiary of US based Winstar Communications.

Mr. Ziegler received his BA in Mathematics from the College of the Holy Cross in Massachusetts and his MBA from the Fuqua School of Business at Duke University in North Carolina.

Jan Callewaert, Option's CEO, comments on the new appointment: "We are pleased to welcome J.P. to Option's Executive Management Team. J.P. brings significant experience and a broad base of financial and industry expertise in the telecom and technology industry to our company. Together with the Board I believe that J.P. brings the international skill set necessary to help take Option to the next level. I would also like to take this opportunity to thank Guy Schroyen for his contribution to Option these past months."

About Option
Option, the wireless technology company, is a leading innovator in the design, development and manufacture of 3G HSUPA, HSDPA, UMTS, EDGE, and WLAN technology products for wireless connectivity solutions. Option has built up an enviable reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Belgium (Leuven). The company has Research & Development in Belgium (Leuven), Germany (Düsseldorf and Adelsried), Sweden (Stockholm), and an ISO 9001 production engineering and logistics facility in Ireland (Cork). Option also has offices in Europe, US, Asia, Japan and Australia. For more information please visit www.option.com.

For more information please contact
Jan Poté, Corporate Communication Manager
Tel +32 (0)16 317 411, E-mail: j.pote@option.com

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